Exhibit 99.1

GOLDBELT AND WEGA MINING COMPLETE MAILING TO
SHAREHOLDERS OF TAKE-OVER BID MATERIALS AND GOLDBELT
ANNOUNCES POSTPONEMENT OF ANNUAL GENERAL MEETING

Toronto, Ontario – November 6, 2007 - Goldbelt Resources Ltd. (TSX: GLD) (“Goldbelt”) announced today that formal documentation, including both the take-over bid circular and the directors’ circular, in connection with the offer by Wega Mining Inc., a wholly-owned subsidiary of Wega Mining ASA, to acquire all the outstanding Goldbelt common shares by way of a take-over bid (the “Offer”) for C$1.55 per share in cash, was mailed on November 5, 2007 to the shareholders of Goldbelt. This formal documentation has also been filed with the securities regulatory authorities in Canada and with the U.S. Securities and Exchange Commission.  These filings may be obtained electronically at www.sedar.com and www.sec.gov, respectively.  The Offer will be open for acceptance until 8:00 p.m. (Toronto time) on December 13, 2007, unless extended or withdrawn.

In addition, Goldbelt announced today that its board of directors has decided to postpone the Goldbelt Annual General Meeting, currently scheduled to occur on November 30, 2007, until January 31, 2008.  The postponement is intended to allow Goldbelt time to focus attention on the Offer.

About Goldbelt Resources Ltd.

Goldbelt Resources is a Canadian junior mining company focused on exploring and developing known gold prospects in Burkina Faso. The common shares of Goldbelt are traded on the TSX under the symbol GLD.

Certain statements contained in this press release constitute forward-looking statements which are not historical facts and are made pursuant to the "safe harbour" provisions under the United States Private Securities Litigation Reform Act of 1995.  When used in this release, words like "anticipate", "believe", "estimate", "expect", "will", "intend" and similar expressions identify forward-looking statements.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable, are inherently subject to significant business, economic, political and competitive uncertainties and contingencies.  Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance, achievements or position of the parties to be materially different from the estimated or anticipated future results, performance, achievements or position expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future results, performance, position or achievements.  The risks, uncertainties and other factors include, but are not limited to:  changes in the worldwide price of gold or certain other commodities (such as fuel and electricity) and currencies; ability to successfully integrate the companies and their assets; changes or disruptions in the securities markets; legislative, political or economic developments in the jurisdictions in which the companies carry on business; the occurrence of natural disasters, hostilities, acts of war or terrorism; the need to obtain permits and comply with laws and regulations and other regulatory requirements; the possibility that actual results of work may differ from projections/expectations or may not realize the perceived potential of the companies' projects; risks of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in development programs; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities of grades of reserves and resources; and the risks involved in the exploration, development and mining business.  These risks and factors are discussed in greater detail in Goldbelt's most recent annual information form available on SEDAR at www.sedar.com.

Goldbelt disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

For Further Information:

Goldbelt Resources Ltd.
Laura Sandilands
Investor Relations
(416) 364-0557